UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No.59535/March 9, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13346

_____

In the Matter of   :
                                                     :   ORDER MAKING FINDINGS AND
BBJ ENVIRONMENTAL   :   REVOKING REGISTRATION BY
TECHNOLOGIES, INC.   :   DEFAULT
                                                     :
_____

          The Securities and Exchange Commission (Commission) issued its Order Instituting
Proceedings (OIP) on January 22, 2009, pursuant to Section 12(j) of the Securities Exchange Act
of 1934 (Exchange Act). The Commission delivered the OIP to Respondent on January 26,
2009, in a manner that complies with Rule 141 of the Commission's Rules of Practice. No
Answer has been filed and the time for filing an Answer has expired.

          I then ordered Respondent to show cause, on or before February 27, 2009, why it should
not be held in default and why the registration of its registered securities should not be revoked.
No reply to the Order to Show Cause has been filed and the time for filing has expired.
Accordingly, Respondent is in default. See Rules 155(a) and 220(f) of the Commission's Rules
of Practice. Consistent with Rule 155(a) of the Commission's Rules of Practice, the following
allegations of the OIP are deemed true.

          BBJ Environmental Technologies, Inc. (BBJ) (CIK No. 0000839439), is a Nevada
corporation headquartered in Tampa, Florida. BBJ has had a class of securities registered with
the Commission pursuant to Section 12(g) of the Exchange Act since May 2, 1994, at which time
it filed a Form 8-A Exchange Act registration statement registering its common stock under
Section 12(g). Prior to that time, BBJ was reporting pursuant to a reporting obligation based on
Section 15(d) of the Exchange Act. BBJ's stock is currently quoted on the Pink Sheets operated
by Pink OTC Markets Inc. under the trading symbol BBJE.

          Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers
of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission
current and accurate information in periodic reports, even if the registration is voluntary under

Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB) and Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB).

Since April 6, 2006, when it filed an Amended Form 10-QSB for the quarterly period ending September 30, 2004, and while its securities have been registered with the Commission, BBJ has failed to make any of its periodic reports required by Section 13(a) and Rules 13a-1 and 13a-13 of the Exchange Act.

As a result of the foregoing, BBJ has failed to comply with Section 13(a) and Rules 13a-1 and 13a-13 of the Exchange Act.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of all classes of registered securities of BBJ Environmental Technologies, Inc., are revoked.

_____
James T. Kelly
Administrative Law Judge